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[SUBMICRON SYSTEMS CORPORATION PRESS RELEASE LETTERHEAD]


                               Contact:     Robert J. Okunski
                                            Director of Investor Relations
                                            (610) 530-3480
                                            bob_okunski@subm.com


FOR IMMEDIATE RELEASE


                    SUBMICRON SYSTEMS CORPORATION ANNOUNCES
                         $20 MILLION PRIVATE PLACEMENT
                   SUBM RECEIVES $15 MILLION CREDIT FACILITY


ALLENTOWN, PA, NOV. 26, 1997 - SUBMICRON SYSTEMS CORPORATION (NASDAQ:SUBM) announced today that it has completed a $20 million private placement with Equinox Investment Partners and Celerity Partners.

The private placement consists of $20 million principal amount of 12% senior subordinated notes due in 2002 with associated warrants to purchase approximately 6.6 million shares at $2.25 per share, subject to customary adjustment for below market issuances. The Company plans to use the net proceeds to repay its current bank debt, fund operations and continue its restructuring activities. The private placement was completed without obtaining approval of the Company's shareholders pursuant to an exemption from Nasdaq Rule 4460(i)(1) granted by Nasdaq pursuant to Rule 4460(i)(2). The Audit Committee of the Company's Board of Directors expressly approved reliance on this exemption, based on its belief that the delay in securing stockholder approval would seriously jeopardize the Company's financial viability.

In addition, the Company announced it has entered into a new credit facility in the amount of up to $15 million with Greyrock Business Credit, a division of NationsCredit Commercial Corporation. The facility, which contains a borrowing base related to the Company's receivables and inventory, matures on November 30, 1998, and is renewable upon agreement of both parties.

David J. Ferran, CEO and President stated, "We believe we are now well positioned to move forward aggressively with the development of our next generation products and the re-building of our technical support organization. I am pleased with what we have accomplished over the past six months and look forward to entering 1998 with a strong management team in place and the financial resources we need to complete the turn-around and re-positioning of the Company. It is our objective to transform SubMicron into a top tier equipment supplier to the global semiconductor market."

Michael Khougaz, a managing director at Equinox, commented, "I am very impressed with the management team that David Ferran has assembled at SubMicron. In a very short period of time they have made strong progress and now have the company moving in a positive direction. As an investor in Mr. Ferran's previous company, Tylan General, and as a member of the Tylan board, I have had the opportunity to work closely with him and a number of the other key managers he has recruited to join him at SubMicron. Mr. Ferran is a highly motivated manager with a keen focus on customer satisfaction. He is also a team builder with an exceptional ability for surrounding himself with talented people. Equinox and Celerity are very pleased to have the opportunity to participate with David and his team in the future development of SubMicron."

In connection with their investment, Equinox and Celerity will have right to designate two members of the Board of Directors.





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[SUBMICRON SYSTEMS CORPORATION PRESS RELEASE LETTERHEAD]

This release may contain forward looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially include, but are not limited to, changes in customer orders, the impact of competitive products, product demand and market acceptance risk, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including the Company's 10-K and 10-Q statements.

SubMicron Systems Corp. is a leading supplier of advanced wafer processing equipment to the semiconductor and other related industries.


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